[Chapman and Cutler LLP Letterhead]

June 22, 2021

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning:

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N‑1A for Innovator ETFs Trust (the “Trust”) with the staff of Securities and Exchange Commission (the “Staff”) on April 30, 2021 (the “Registration Statement”). The Registration Statement relates to the Innovator 20+ Year Treasury Bond 5 Floor ETF – Quarterly (formerly Innovator 20+ Year Treasury Bond 5 Floor ETF™ – July) (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

To the extent the filing is incomplete, please supplementally confirm to the Staff that the next post-effective amendment to the Registration Statement will contain any missing information.

Response to Comment 1

Pursuant to the Staff’s comment, the Fund confirms that its next post-effective amendment to the Registration Statement will be a complete filing.

Comment 2 – General

Please supplementally confirm that the Fund will make all applicable edits to its Registration Statement pursuant to previous correspondence with the Staff, including comments and revisions relating to the Trust’s other defined outcome funds, which became effective on April 1, 2021.

Response to Comment 2

Pursuant to the Staff’s comment, the Fund confirms that it will make all of the applicable changes identified in previous correspondence.

Comment 3 – General

The Staff requests confirmation regarding whether the Fund will comply with Rule 6c-11 upon effectiveness. Please confirm that the Fund has the necessary disclosure in compliance with Rule 6c-11 and the requirements of Form N-1A.

Response to Comment 3

The Fund confirms its Registration Statement is in compliance with Rule 6c-11 of the 1940 Act.

Comment 4 – General

The Staff notes that certain service providers of the Fund (such as transfer agent and the custodian) are contracting with the Fund under the Trust to pay for these services. Explain in supplemental correspondence whether the Fund can be held liable for those expenses in the event of a default by the Adviser. If the Fund can be held accountable, the Staff requests an explanation for the accounting for those services.

Response to Comment 4

The Trust, on behalf of the Fund, pays the compensation of the Fund’s service providers by way of payment of a unitary fee to the Adviser. The Adviser, on behalf of the Fund, pays the Fund’s ordinary operating expenses, including amounts due to the Fund’s service providers (such as the administrator, custodian and auditor). In essence, the Adviser facilitates payment of the Fund’s ordinary operating expenses, while the Fund accrues and bears those expenses in an amount equal to the unitary fee. The Adviser would only directly bear the Fund’s ordinary operating expenses if the assets of the Fund, and therefore the amount of the unitary fee, were too small to cover the aggregate amount of the Fund’s ordinary operating expenses in a year. In this way, the unitary fee arrangement is economically equivalent to an expense cap, which involves an investment adviser agreeing to waive all or a portion of its advisory fee and/or reimburse a Fund for ordinary operating expenses that exceed an agreed-upon level. In both instances, a Fund bears its own ordinary operating expenses, but only to the extent of a specified amount.

Comment 5 – Principal Investment Strategies

Please supplementally confirm to the Staff that the options bought or sold during an Outcome Period will have the same terms as the option package bought or sold at the onset of the Outcome Period.

Response to Comment 5

The Fund confirms that any options purchased or sold during an Outcome Period will have the same terms as the options purchased or sold at the commencement of the Outcome Period.

Comment 6 – General

Please supplementally advise the Staff how the Fund will revise its Registration Statement to disclose final Caps. In addition, please confirm that no shares of the Fund will be sold prior to the disclosure of final Caps. Finally, in supplemental correspondence provide an explanation as to why a definitive cap is not available at the time of effectiveness.

Response to Comment 6

Prior to the effectiveness of the Registration Statements, the Fund will file an amended Registration Statement that discloses the Fund’s expected Cap ranges on or prior to one to two weeks before effectiveness to comply with the Staff’s request that the Fund will not go effective more than two business days prior to the expected final Cap filing. The Fund notes that the Fund’s Cap is not available until the market closes on the day prior to the Fund’s launch. Accordingly, the Fund intends to file an amended Registration Statement disclosing the Fund’s Cap after 5:30 pm E.S.T. on the day prior to the Fund’s launch. The Fund confirms that no sale of its Shares will take place prior to the filing of the Registration Statement.

Comment 7 – General

Please supplementally confirm to the Staff that the Floor for the Fund is not subject to change at the conclusion of each Outcome Period.

Response to Comment 7

The Fund confirms that the 5% Floor will not change from one Outcome Period to the next.

Comment 8 – Performance

In supplemental correspondence, please explain to the Staff how the performance information as required by Form N-1A will be disclosed. The Staff requests that in connection with this disclosure, the Fund ensures that an appropriate broad-based index will be disclosed, as required by Form N-1A, and that the information required by Item 4(b)(2)(iii) and Instruction 5 to Item 27(b)(7) is included. Please supplementally inform the Staff what the Fund’s appropriate broad-based index will be.

Response to Comment 8

The Fund will report its respective performance information in accordance with the requirements of Form N-1A. The Fund (and all ETFs in the Defined Outcome ETF suite) has a fiscal year end of October 31, meaning that the annual update to the Registration Statement will take place within 120 days of October 31. It is anticipated that this filing will made on the 120th day (on or about February 28). Therefore, in accordance with the requirements of Form N-1A, the performance information required by Item 4 of Form N-1A (and the instructions thereunder) will be provided as of the end of the most recent calendar year, and the Fund acknowledges that an appropriate broad-based index will be used in compliance with the requirements of Form N-1A. The Fund further acknowledges that providing only a single price index, with no reinvestment of dividends, is inconsistent with the requirements of Form N-1A. Accordingly, the Fund will provide performance information for both the total return and price return index (for the Fund’s respective index) as the broad-based market indexes, so that investors may compare the returns of the Fund against the index upon which the intended defined outcomes are based and in accordance with the requirements of Form N-1A. Pursuant to the requirements of Item 13 of Form N-1A, the Fund will disclose audited financial highlights information as of the end of the fiscal year.

The broad-based index for the Fund will be the I.C.E US Treasury 20+ Year Index.

Comment 9 – General

Please supplementally confirm that the disclosure, including the graphics and tables, will be the same or substantially similar to Innovator’s other defined outcome funds (“Innovator Defined Outcome Suite”), as applicable. Please indicate any material differences between the Fund and other funds in the Innovator Defined Outcome Suite.

Response to Comment 9

The Fund confirms that the disclosure will be the same or substantially similar to other funds in the Innovator Defined Outcome Suite. The only material differences will be the Outcome Period dates and the Cap percentage.

Comment 10 – General

Please update the disclosure relating to the net Floor to match similar disclosure in the Innovator Defined Outcome Suite. For example, please make clear that the Floor will be further reduced by any shareholder transaction fees and any extraordinary expenses incurred by the Fund. Additionally, please revise the Investment Objective to add disclosure regarding the net Floor amount. Finally, please update the disclosure in the Investor Suitability Considerations chart to match other funds in the Innovator Defined Outcome Suite.

Response to Comment 10

The Fund has revised its disclosure in accordance with the Staff’s comment.

Comment 11 – Additional Information About the Fund’s Principal Investment Strategies

The Staff notes the disclosure states, “If the Underlying ETF’s share price decreases in value over the duration of the Outcome Period, the Fund seeks to provide Fund shareholders that hold Shares for the entire Outcome Period with a decrease in value that approximately matches the decrease experienced by the Underlying ETF, with a maximum loss of 5%.” Please add a sentence that there is no guarantee that the Fund will be successful in providing the Floor.

Response to Comment 11

The Fund respectfully points the Staff to the bolded disclosure at the end of that paragraph that states, “There is no guarantee that the Fund will be successful in its attempt to provide the Floor.”

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren